Mail Stop 6010   June 17, 2008

Mr. William M. Pinon, President
Bioheart, Inc.
13794 NW 4th Street, Suite 212
Sunrise, Florida 33325

Re: Bioheart, Inc.
Preliminary proxy statement filed June 6, 2008
File No. 1-33718

Dear Mr. Pinon:

        We have completed our review of your preliminary proxy statement and related
filings and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: David E. Wells, Esq.
    Hunton & Williams LLP
    1111 Brickell Avenue, Suite 2500
    Miami, Florida 33131